Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-234325
Supplementing the Preliminary Prospectus
Supplement dated August 11, 2020 and the
Prospectus dated October 25, 2019
Pricing Term Sheet dated August 11, 2020
HELIX ENERGY SOLUTIONS GROUP, INC.
$200 MILLION 6.75% CONVERTIBLE
SENIOR NOTES DUE 2026
The information in this pricing term sheet supplements Helix Energy Solutions Group, Inc.’s preliminary prospectus supplement, dated August 11, 2020 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement.  As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Helix Energy Solutions Group, Inc. and not to its subsidiaries.

Summary of Terms for Issuance
Issuer:	Helix Energy Solutions Group, Inc.

Security:	6.75% Convertible Senior Notes due 2026.

Trading Symbol of
Common Stock:	The Issuer’s common stock is listed on the NYSE under the symbol “HLX.”

Principal Amount:	$200 million.

Issue Price:	100% plus accrued interest, if any, from the Settlement Date.

Use of Proceeds:
The Issuer estimates that its net proceeds from the sale of the notes will be approximately $192.5 million after deducting the underwriting fees and all estimated offering expenses that are payable by the Issuer.
The Issuer intends to use approximately $10.5 million of the net proceeds to fund the cost of entering into the capped call transactions described in the Preliminary Prospectus Supplement. The Issuer expects to use approximately $183 million (or approximately $186 million with accrued interest), consisting of the remainder of the net proceeds together with cash on hand, to repurchase approximately $90 million aggregate principal amount of its 4.25% Convertible Senior Notes due 2022 and approximately $95 million aggregate principal amount of its 4.125% Convertible Senior Notes due 2023 in privately negotiated transactions effected through one of the underwriters or its affiliate, as the Issuer’s agent.

Capped Price:
The cap price of the capped call transactions will initially be $8.4175 per share of the Issuer’s common stock, which represents a premium of 75% over the closing price of the Issuer’s common stock on the New York Stock Exchange of $4.81 per share on August 11, 2020, and is subject to certain adjustments under the terms of the capped call transactions. See “Description of the Concurrent Capped Call Transactions” in the Preliminary Prospectus Supplement.

Trade Date:	August 12, 2020.

Settlement Date:	August 14, 2020.

Maturity Date:	February 15, 2026, unless earlier redeemed, repurchased or converted.

Interest Rate:	6.75% per annum.

NYSE Last Reported Sale Price
per Share on August 11, 2020:	$4.81.

Premium:	Approximately 45% above the NYSE Last Reported Sale Price per Share on August 11, 2020.

Initial Conversion Price:	Approximately $6.97 per share of HLX common stock.

Initial Conversion Rate:	143.3795 shares of HLX common stock per $1,000 principal amount.

Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15 of each year, starting on February 15, 2021.

Adjustment to the Conversion
Rate Upon the Occurrence of a
Make-Whole Fundamental
Change:
If a make-whole fundamental change occurs and the conversion date for the conversion of a note occurs during the related make-whole conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the effective date and the applicable price of such make-whole fundamental change:

	Applicable Stock Price
Effective Date	$4.81	$6.00	$6.97	$8.00	$9.07	$12.00	$15.00	$20.00	$40.00	$60.00	$80.00	$100.00
August 14, 2020	64.5207	46.1183	37.1851	30.7763	26.0628	18.1950	13.6533	9.2460	2.8443	0.9457	0.2316	0.0000
February 15, 2021	64.5207	44.2467	35.3529	29.0825	24.5402	17.0833	12.8280	8.7120	2.7143	0.9132	0.2269	0.0000
February 15, 2022	64.5207	40.1117	31.2166	25.2263	21.0628	14.5375	10.9307	7.4635	2.3838	0.8197	0.2051	0.0000
February 15, 2023	64.5207	35.5500	26.4433	20.7113	16.9835	11.5650	8.7087	5.9815	1.9620	0.6935	0.1773	0.0000
February 15, 2024	64.5207	30.6400	20.8666	15.3500	12.1665	8.1208	6.1313	4.2380	1.4295	0.5222	0.1354	0.0000
February 15, 2025	64.5207	25.5650	14.0043	8.7375	6.4300	4.1742	3.1680	2.2050	0.7680	0.2945	0.0793	0.0000
February 15, 2026	64.5207	23.2867	0.0933	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:
●
if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, the Issuer will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates based on a 365- or 366-day year, as applicable;

●
if the actual applicable price is greater than $100.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate; and

●	if the actual applicable price is less than $4.81 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate.

However, the Issuer will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 207.9002 shares of the Issuer’s common stock per $1,000 principal amount of notes. The Issuer will adjust this maximum conversion rate in the same manner in which, and for the same events for which, the Issuer must adjust the conversion rate as described in the Preliminary Prospectus Supplement under the caption “Description of Notes —Adjustments to the Conversion Rate.”

CUSIP/ISIN:	42330P AK3 / US42330PAK30.

Joint Book-Running Managers:	Wells Fargo Securities, LLC and Evercore Group L.L.C.

Co-Managers:	Raymond James & Associates, Inc. ING Financial Markets LLC Regions Securities LLC BBVA Securities Inc. HSBC Securities (USA) Inc. BTIG, LLC

Helix Energy Solutions Group, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Helix Energy Solutions Group, Inc. and this offering.  Any offer will be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained from Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 500 West 33rd Street, New York, New York 10001, Telephone: 800-326-5897, Email: cmclientsupport@wellsfargo.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, New York 10055, Telephone: 888-474-0200, Email: ecm.prospectus@evercore.com.  Electronic copies of the prospectus and prospectus supplement may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.

This pricing term sheet does not constitute an offer to sell or a solicitation of an offer to buy any notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.